IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS ADDITIONAL HIGH GRADE INTERSECTIONS FROM THE DELINEATION DRILLING PROGRAM ON THE SARAMACCA PROJECT, SURINAME

Toronto, Ontario, May 15, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its 2017 infill drilling program at the Saramacca project, located 25 kilometres southwest of its Rosebel Gold Mine ("RGM") in Suriname. The current phase of the 2017 infill delineation drilling program is now complete with 113 diamond drill holes totaling approximately 19,600 metres. Assay results have been received from 78 drill holes totaling 14,166 metres, including 49 drill holes totaling 8,158 metres reported herein (see previous news release dated March 29th, 2017). Assay results from the remaining drill holes are expected in June and will be reported once they are validated and compiled.

The assay intersections including capped composites and estimated true widths are provided in Table 1 and include the following highlights:
(A drill hole plan map and select drill sections are attached to this news release.)

- SMDD17-138: 43.5 metres grading 12.26 g/t Au
- SMDD17-110: 76.6 metres grading 7.74 g/t Au
- SMDD17-130: 46.5 metres grading 3.07 g/t Au
- SMDD17-133: 45.4 metres grading 2.38 g/t Au
- SMDD17-097: 45.0 metres grading 2.70 g/t Au
- SMDD17-125: 31.0 metres grading 3.81 g/t Au

"The results to date support our belief that Saramacca has the potential to be a transformational asset for the Company," said President and CEO of IAMGOLD Steve Letwin. "This exemplifies our strategy of seeking short-cycle capacity, which can add tremendous value for our shareholders at minimal incremental cost, since the deposit is only 25 kilometres away from our current infrastructure."

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "I want to congratulate the exploration team for completing this important program in such a timely manner and without a reported safety incident. The additional assay results continue to impress and highlight numerous intersections with high grades of gold over wide intervals, both enhancing our confidence in and understanding of the mineralized zones. As previously stated, all results will be incorporated into an initial resource estimation expected for completion in Q3 2017."

2017 Exploration Program

Drilling to date has confirmed the presence of multiple mineralized structures within an approximately 2-kilometre long and 600-metre wide corridor. Mineralization occurs in the near surface oxidized weathering profile to depths ranging from 50 to 100 metres, as well as deeper in the primary sulphide zones and remains open along strike and at depth. In the deposit area, three mineralization styles are recognized from the drilling completed to date: breccia hosted mineralization characterized by jigsaw, crackle and matrix supported breccias; shear hosted mineralization characterized by well-developed pyritic disseminations and stringers; and irregular pyrite-quartz-carbonate veins which locally carry high gold grades.

The 2017 50 x 50 metre infill drilling program has been completed and further drilling activities will await the completion of the seasonal rains which have commenced. Results to date and those still pending will be incorporated into a deposit model to support an initial National Instrument 43-101 resource estimate expected for completion by the third quarter 2017. Additional exploration potential exists at depth and along strike and will be tested in future drilling programs.

Preliminary engineering and permitting studies have commenced to support and develop future exploitation scenarios.

About the Saramacca Project

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine milling facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed dacite, rhyolite, basalt and andesite lithologies in the project area. These are traversed by the regional, northwest trending Saramacca shear zone, an important deformation zone for the localization of gold mineralization.

The Saramacca property has been explored since the 1990's principally by Golden Star Resources Ltd. ("Golden Star") and later as a joint venture between Golden Star and Newmont Mining Corporation. Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area. Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold. The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to date to define a mineral resource. The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being defined.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories, within a certain Whittle shell within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013. The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Ian Stockton, MAusIMM, FAIG, RP. Geo., Exploration Manager for IAMGOLD in Suriname. He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS. FILAB is an ISO 9001 (2008) and ISO/IEC 170250 accredited laboratory. Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is pulverized to 85% passing <100 μm. Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control. Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

<u>Forward Looking Statement</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

<u>About IAMGOLD</u>

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Diamond Drill Hole Assay Results

HOLE-ID	Local Grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elevation									
SMDD17-096	32215	64071	802	183.0	250	-50	126.5	144.5	18.0	10.0	1.79	1.79
SMDD17-097	32021	64231	770	94.0	250	-50	12.0	57.0	45.0	24.0	2.70	2.70
SMDD17-098	*Disclosed in previous press release (March 29th)*											
SMDD17-099	32224	63998	826	102.0	215	-50	No significant results					
SMDD17-100	31928	64527	717	136.5	215	-50	No significant results					
SMDD17-101	32844	63315	901	278.0	215	-50	0.0	7.0	7.0	4.0	2.20	2.20
							196.0	216.5	20.5	11.0	4.18	4.18
							243.0	262.3	19.3	10.0	2.60	2.60
SMDD17-102	32249	64033	807	156.0	215	-47	121.0	130.0	9.0	5.0	0.55	0.55
SMDD17-103	32041	64259	754	23.5	215	-50	0.0	7.0	7.0	4.0	0.49	0.49
SMDD17-104	32120	64371	725	314.0	215	-47	25.5	31.5	6.0	4.0	0.80	0.80
							96.0	123.5	27.5	17.0	1.20	1.20
							159.0	165.5	6.5	4.0	0.48	0.48
							252.5	261.5	9.0	6.0	1.07	1.07
SMDD17-105	32342	63991	817	87.0	215	-50	39.0	47.5	8.5	4.0	4.75	4.75
SMDD17-106	32341	63815	876	90.0	215	-50	No significant results					
SMDD17-107	32435	63777	881	150.0	215	-50	0.0	12.0	12.0	7.0	4.55	4.55
							96.5	117.5	21.0	11.0	2.57	2.57
SMDD17-108	31799	64607	691	163.5	0	0	13.5	19.5	6.0	3.0	0.55	0.55
SMDD17-109	32819	63193	914	138.5	215	-50	13.0	22.0	9.0	5.0	0.61	0.61
							74.0	98.0	24.0	13.0	2.02	2.02
SMDD17-110	32360	63844	865	124.5	215	-50	0.9	77.5	76.6	41.0	7.74	7.74
SMDD17-111	31772	64569	694	109.5	215	-47	0.0	6.0	6.0	3.0	0.62	0.62
SMDD17-112	32868	63263	901	251.0	0	0	2.0	19.0	17.0	8.0	1.65	1.65
							28.0	34.0	6.0	3.0	0.68	0.68
							74.5	89.5	15.0	8.0	1.04	1.04
							203.5	217.0	13.5	7.0	3.82	3.82
							223.0	244.0	21.0	11.0	1.63	1.63
SMDD17-113	32382	63788	877	142.5	215	-50	No significant results					
SMDD17-114	31777	64480	697	110.0	35	-50	No significant results					
SMDD17-115	32306	63685	883	190.5	35	-50	156.0	166.5	10.5	6.0	3.08	3.08
SMDD17-116	32137	64214	761	231.0	215	-50	No significant results					
SMDD17-117	32822	63025	868	154.0	35	-50	No significant results					
SMDD17-118	32151	64239	748	257.0	215	-50	101.5	106.5	5.0	3.0	2.20	2.20
SMDD17-119	32397	63635	894	159.0	35	-50	111.0	117.1	6.1	3.0	0.46	0.46
							123.0	129.0	6.0	3.0	4.30	4.30
							136.5	144.1	7.6	4.0	0.42	0.42
SMDD17-120	32912	63155	899	155.5	35	-50	85.0	91.5	6.5	4.0	2.21	2.21
SMDD17-121	32524	63735	865	253.5	215	-50	No significant results					
SMDD17-122	32043	64255	754	164.0	215	-50	111.5	126.5	15.0	8.0	5.45	5.45
SMDD17-123	32776	63221	915	127.0	215	-50	No significant results					
SMDD17-124	32647	63555	895	196.0	215	-50	0.0	9.5	9.5	5.0	1.92	1.92
							170.5	185.5	15.0	8.0	0.97	0.97
SMDD17-125	32062	64288	739	239.0	215	-48	148.0	179.0	31.0	18.0	3.81	3.81

HOLE-ID	Local Grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Au (g/t) (capped at 30 g/t Au)
SMDD17-126	32503	63699	866	181.5	215	-50	0.0	8.4	8.4	5.0	2.99	2.99
							63.2	70.5	7.3	4.0	6.23	6.23
							138.0	146.3	8.3	4.0	2.79	2.79
SMDD17-127	31920	64476	729	145.5	215	-50	1.5	9.4	7.9	4.0	0.73	0.73
							78.0	84.8	6.8	4.0	1.32	1.32
SMDD17-128	32628	63528	899	178.5	215	-50	0.0	8.9	8.9	5.0	5.75	5.75
							98.0	106.5	8.5	5.0	0.57	0.57
							125.0	136.5	11.5	6.0	4.05	4.05
SMDD17-129	32307	63684	883	175.5	35	-50	154.3	163.5	9.2	5.0	8.15	8.15
SMDD17-130	32083	64317	724	261.0	215	-50	0.0	7.5	7.5	4.0	0.49	0.49
							93.0	100.5	7.5	4.0	1.27	1.27
							123.0	138.0	15.0	9.0	1.24	1.24
							163.5	171.0	7.5	5.0	0.48	0.48
							180.0	226.5	46.5	30.0	3.07	3.07
SMDD17-131	32603	63494	905	96.0	215	-50	No significant results					
SMDD17-132	32482	63669	866	87.0	215	-50	39.0	52.5	13.5	8.0	3.61	3.61
SMDD17-133	31821	64380	725	178.5	35	-50	119.6	165.0	45.4	30.0	2.38	2.38
SMDD17-134	32603	63322	916	180.0	35	-50	109.0	133.5	24.5	16.0	3.13	3.13
SMDD17-135	32614	63683	877	348.0	215	-50	232.5	238.5	6.0	3.0	2.13	2.13
SMDD17-136	31901	64406	744	76.5	215	-53	No significant results					
SMDD17-137	32792	63067	881	168.0	35	-50	106.5	112.5	6.0	4.0	0.89	0.89
							126.0	133.5	7.5	4.0	0.93	0.93
SMDD17-138	31892	64221	771	243.0	215	-50	151.5	195.0	43.5	22.0	12.26	5.52
SMDD17-139	32767	63034	876	207.0	35	-50	116.0	133.5	17.5	11.0	0.93	0.93
							150.0	157.6	7.6	5.0	0.90	0.90
							178.5	187.5	9.0	6.0	4.84	4.84
SMDD17-140	32129	64123	804	120.5	215	-50	No significant results					
SMDD17-141	32843	63054	873	99.0	35	-50	No significant results					
SMDD17-142	32694	63363	899	168.0	215	-50	1.2	10.5	9.4	4.9	4.71	4.71
SMDD17-144	32577	63545	902	144.0	215	-50	No significant results					
SMDD17-145	31915	64427	737	100.5	215	-50	No significant results					
SMDD17-146	32695	63451	890	220.5	215	-50	0.0	5.9	5.9	3.0	0.36	0.36
							134.4	148.3	13.9	7.0	4.81	4.81

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off and 5m minimum length
2. During compositing, assays greater than 30 g/t Au are capped at 30 g/t Au
3. True widths are estimated from intersected geometries



Figure 1: Saramacca drill hole plan map and highlighted 2017 assay results.



SW
NE
Section 1750NW
LATERITE/DURICRUST
SAPROLITE
TRANSITION
FRESH ROCK
Intermediate volcanics and volcanoclstics
Mineralised zone
Pillow Basalt
Deformed and brecciated zone
Amygdular volcanic
SMDD17-077:60.5m @ 40.91g/t
SMDD17-082:7m @ 1.96g/t
SMDD17-084: 1.5m @ 39.7g/t
SMDD17-082: 4.5m @ 2.85g/t
SMDD17-084: 20.0m @ 4.26g/t
SMDD17-138: 43.5m; @ 12.26g/t
SMDD17-082:10.5m @ 1.73g/t
SMDD17-084:19.5m @ 9.66g/t
SMDD17-079:16.75m @ 5.90g/t
SMDD17-079:1.5m @ 26.5g/t
Section 1750
GEOLOGY
MINERALIZATION OUTLINE
BASALT
HIGH DAMAGE ZONE: SHEARED AND BRECCIATED
VOLCANICLASTIC AND INTERMEDIATE VOLCANIC
50m

Figure 2: Saramacca cross section 1750NW



SW
NE
Section 600NW
LATERITE/DURICRUST
SAPROLITE
FRESH ROCK
Intermediate volcanics and volcanoclstics
Amygdular volcanic
Mineralised zone
Pillow Basalt
SMDD17-142: 10.5m @ 4.71 g/t
SMDD17-83: 12.0m @ 1.24m g/t
SMDD17-83: 20m @ 1.51m g/t
SMDD17-81: 8.0m @ 1.13m g/t
SMRC16: 10.0m @ 2.67g/t
SMDD17-81: 15.0m @ 3.24m g/t
SMDD17-68: 16.7m @ 9.93m g/t
Section 600
GEOLOGY
MINERALIZATION OUTLINE
BASALT
HIGH DAMAGE ZONE: SHEARED AND BRECCIATED
VOLCANICLASTIC AND INTERMEDIATE VOLCANIC
50m

Figure 3: Saramacca cross section 600NW